Exhibit 99.1

Tarena Enters into Definitive Agreement to Purchase Office Building

Beijing, China, May 13, 2016/PRNewswire/ – Tarena International, Inc. (the "Company") (NASDAQ: TEDU), a leading provider of professional education services in China, today announced that the Company, through its wholly-owned subsidiary in the PRC, entered into a definitive purchase agreement, pursuant to which the Company agreed to purchase an office building, mainly for teaching purpose, and to a lesser extent, for administrative functions, with a total consideration of approximately RMB114.6 million. The premises is located in the Beijing Economic-Technological Development Area (Yizhuang) and has an aggregate gross floor area of approximately 8,389.91 square meters. We expect to begin business operations in the office building in the second half of 2016.

“After careful consideration, we came to the conclusion that purchasing real property space for new multi-functional learning center was critical to accommodate growing demand and business expansion in Northeast China, as the Company continued to expand course offerings and deepen strategic cooperation with universities and colleges,” said Mr. Shaoyun Han, founder, CEO and chairman of Tarena. “We plan to open classrooms with an aggregate of approximately 2,000 seats in this office building, and such seat capacity could fulfill new student enrollment of up to 6,000 annually, which we believe will further improve our operational efficiency and reduce rental cost in longer term.”

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers courses in eleven IT subjects, three non-IT subjects and two kid education programs. Its courses provide students with practical education to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 273,000 students, cooperated with more than 620 universities and colleges and placed students with approximately 70,000 corporate employers in a variety of industries. For further information, please visit http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Tarena's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Tarena International, Inc.

Helen Song

Investor Relations

Tel: +86 10 5621 9451

Email: ir@tedu.cn

2